04004755

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBIA Capital Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk, New York 10504
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Schachinger 914-765-3028
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBIA Capital Management Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIE I. CORBETT
Notary Public, State of New York
No. 01CO6009588
Qualified in Westchester County
Commission Expires June 29, 2006

Christie I. Corbett
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBIA CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULE PURSUANT TO
SEC RULE 17a-5

AS OF DECEMBER 31, 2003 AND
FOR THE YEAR THEN ENDED

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (212) 596 8000
Facsimile (212) 596 8910

Report of Independent Auditors

To the Board of Directors and Shareholder of
MBIA Capital Management Corp:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of MBIA Capital Management Corp. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and as disclosed in Note 6 to the financial statements, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2004

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

(Dollars in thousands except per share amounts)

Assets		
Cash and cash equivalents	$	21,075
Securities owned:		
Not readily marketable, at estimated fair value		8
Marketable, at market value		108
Accounts receivable		1,626
Prepaid expenses		183
Deferred income taxes		1,148
Receivable from affiliates		19,686
Fixed assets (less accumulated depreciation of $1,375)		482
Total assets	$	44,316
Liabilities and shareholders' equity		
Liabilities		
Accounts payable and accrued expenses	$	6,538
Payable to affiliates		2,150
Income taxes payable		5,342
Total liabilities		14,030
Shareholders' equity		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		4,388
Retained earnings		25,897
Total shareholders' equity		30,286
Total liabilities and shareholders' equity	$	44,316

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF INCOME
For the year ended December 31, 2003

(Dollars in thousands)

Revenues:		
Investment management fees	$	28,048
Interest income		297
Gains on securities		8
Total revenues		28,353
Expenses:		
Employee compensation and benefits		8,748
Other operating expenses		7,334
Total expenses		16,082
Income before income taxes		12,271
Provision for income taxes		5,050
Net income	$	7,221

The accompanying notes are an intergral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended December 31, 2003

(Amounts in thousands except shares)

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2003	1,000	$ 1	$ 4,014	$ 18,676	$ 22,691
Stock-based compensation	---	---	374	---	374
Net income	---	---	---	7,221	7,221
Balance, December 31, 2003	1,000	$ 1	$ 4,388	$ 25,897	$ 30,286

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ 7,221
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	164
Deferred income taxes	(392)
Stock option compensation	374
Increase in market value of investments	(8)
Increase in accounts receivable	(559)
Increase in prepaid expenses	(108)
Increase in accounts payable and accrued expenses	1,820
Increase in balance receivable from affiliates	(4,846)
Increase in balance payable to affiliates	1,846
Increase in income taxes payable	954
Total adjustments to net income	(755)
Net cash provided by operating activities	6,466
Cash flows from investing activities:	
Acquisition of fixed assets	(281)
Purchase of investments	(100)
Net cash used in investing activities	(381)
Net increase in cash and cash equivalents	6,085
Cash and cash equivalents-beginning of year	14,990
Cash and cash equivalents-end of year	$ 21,075

The accompanying notes are an integral part of these financial statements.

1. **Business and Organization**

MBIA Capital Management Corp. (the "Firm" or "CMC"), was formed in December 1993, and is a wholly-owned subsidiary of MBIA Asset Management, LLC, which is a wholly-owned subsidiary of MBIA Inc. The Firm is a member of the MBIA family of companies which provide a broad range of financial services including financial guarantee insurance, guaranteed investment contracts and investment management services.

The Firm is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services. These investment management services are provided to both MBIA affiliates and third-party institutional clients.

The Firm is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD"), the Firm is subject to various SEC and NASD regulations, including net capital requirements.

2. **Significant Accounting Policies**

The financial statements of the Firm have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting policies are as follows:

Cash and cash equivalents
Cash and cash equivalents include a demand deposit account ("DDA") with a related investment account on deposit at a major U.S. bank. The DDA account is swept on a nightly basis, invested in commercial paper and returned to the account the following business day.

Investments
Proprietary securities transactions are recorded on the trade date, as if they had settled. The Firm's investment portfolio consists of stock warrants and an investment in a mutual fund. The stock warrants are reported in the Firm's financial statements at cost, which the Firm believes approximates fair value. The mutual fund is reported in the Firm's financial statements at fair value with gains or losses reflected in gains on securities.

Investment Management Fees
The Firm recognizes fee revenues as they are earned generally on a pro-rata basis over the term of the contract. These revenues consist of amounts earned for providing investment management services to MBIA affiliates and third-party clients.

Employee stock compensation
Under the provisions of SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" the Firm utilizes the modified prospective transition method to account for employee stock compensation. See Note 4 for further discussion on employee stock compensation.

Fixed assets
Fixed assets consist of computer equipment and furniture and fixtures, which are carried at cost, net of accumulated depreciation. All fixed assets are recorded at cost and depreciated over the appropriate useful life of the asset using the straight-line method. The useful lives by class of asset are as follows:

Furniture and fixtures	8 years
Computer equipment and software	3-5 years

The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon is removed from the accounts with any gain or loss realized upon sale or disposal reflected as an increase or decrease in earnings.

Fair Value of Financial Instruments
The majority of the Firm's financial instruments, other than cash and cash equivalents and investments are carried at cost, which approximates fair value, as they are short-term in nature. Such financial instruments include accounts receivable and receivables from affiliates.

Income Taxes
Deferred income taxes are provided with respect to the temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the asset or liability is recovered or settled. The deferred tax asset arises primarily from future deductions related to MBIA Inc.'s employee benefit plans.

3. **Securities Owned**

The following table sets forth the composition of the Firm's investments as of December 31, 2003:

In thousands	Fair Value
Mutual fund	$108
Stock warrants	8
Total	$116

The Firm reports the stock warrants in its financial statements at historical cost which approximates fair value. Each stock warrant gives the Firm the right to purchase shares of underlying common stock.

4. **Employee Stock Option Plans**

Effective January 1, 2002, the Firm adopted the fair value recognition provisions of FASB Statement No. 123 ("Accounting for Stock-Based Compensation") in accounting for its stock-based employee compensation. During the fourth quarter of 2002, the Firm implemented FASB Statement No. 148 ("Accounting for Stock-Based Compensation – Transition and Disclosure"). FASB Statement No. 148 amends Statement No. 123 and provides three transition methods for companies that adopt Statement 123's fair value method of accounting for stock options. The Firm has decided to utilize the "Modified Prospective" transition method which reflects the expense of stock-based employee awards granted, modified or settled during the current and prior years. 2003 stock option expense included in pre-tax net income was approximately $339,000.

5. **Minimum Capital Requirements**

CMC, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Firm is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the Rule.

On January 29, 2004, the NASD informed CMC that the funds maintained by the Firm in a demand deposit account and related investment account were deemed to be non-allowable assets due to inadequate controls at the Firm. As a result, the Firm reported a net capital deficit of $15.8 million at December 31, 2003 based on negative net capital of $14.8 million and aggregate indebtedness of $14 million. On the date that CMC received notification from the NASD, the Firm corrected the inadequate controls and was in full compliance with its net capital requirements, as well as having excess net capital, under the Rule.

The Firm is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(i).

6. **Related Parties**

CMC provides investment management services to MBIA Inc. and MBIA Insurance Corporation (MBIA Corp.), MBIA Municipal Investors Service Corporation (MBIA-MISC), MBIA Investment Management Corp. and MBIA Euro Asset Acquisition, LLC, all of which are subsidiaries of MBIA Inc. and represent 73 percent of the Firm's revenues.

MBIA Corp. provides certain management and administrative services to CMC, and allocates overhead costs relating to facilities used by the Firm. Additionally, the Firm's employees participate in the employee benefit plans of MBIA Corp. Aggregate charges to the Firm from MBIA Corp. under these arrangements approximated $3.3 million during 2003, of which the majority related to employee compensation and benefits. These charges have been included in other operating expenses.

Certain of the Firm's employees participate in MBIA Inc.'s long-term incentive and stock options plans, which enables them to acquire shares of MBIA Inc. common stock.

MBIA-MISC provides administrative services to the Firm, which approximated $3.2 million during 2003. This charge has been included in other operating expenses.

The Firm is the sole investment adviser for the mutual fund it invests in.

7. **Income Taxes**

The Firm is included in the MBIA Inc. consolidated federal and state tax returns. Under a tax sharing agreement with MBIA Inc., the Firm computes and records its tax liability as if it were filing on a stand-alone basis.

At December 31, 2003 the provision for income taxes is comprised of:

	Year ended December 31, 2003
Federal income tax expense/(benefit) – Current	$ 4,274
Federal income tax expense/(benefit) – Deferred	(390)
State income tax expense/(benefit) – Current	1,166
Total provision for income taxes	$ 5,050

The deferred tax asset of $1.1 million arises primarily from future deductions related to MBIA Inc.'s employee benefit plans. The total provision for income taxes differs from a calculated tax provision at the federal statutory rate of 35 percent primarily due to the state tax provision, net of a federal tax benefit.

MBIA CAPITAL MANAGEMENT CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

(Dollars in thousands)

Total shareholders' equity from statement of financial condition	$ 30,286
Deduction:	
Total nonallowable assets from statement of financial condition	(44,208)
Other deductions	(888)
Net capital before haircut on securities positions	$ (14,810)
Haircuts on securities	(16)
Net Capital	$ (14,826)
Minimum net capital required (6 2/3% of aggregate indebtedness)	935
Minimum dollar net capital requirement of reporting broker or dealer	$ 100
Net capital requirement	935
Net capital deficit	$ (15,761)
Total aggregate indebtedness (liabilities from statement of financial condition)	$ 14,030
Ratio of aggregate indebtedness to net capital	-94.63%

Statement Pursuant to paragraph (d) (4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation included in the Company's audited FOCUS Report (Part IIA) filing as of December 31, 2003.

Nonallowable assets consist of cash and cash equivalents not deemed allowable, accounts receivable, prepaid expenses, deferred income taxes, receivable from affiliates, fixed assets and stock warrants.

See Note 5 for further information on the Firm's net capital position.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of MBIA Capital Management Corp:

In planning and performing our audit of the financial statements and supplemental schedules of MBIA Capital Management Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2004